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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                            Oxford Health Plans, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   691471 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 691471 10 6


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TPG Partners II, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) | |

    3

    4    SOURCE OF FUNDS*

         WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                        7    SOLE VOTING POWER

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               8,789,173 (See Item 5.)
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH              10   SHARED DISPOSITIVE POWER

                             8,789,173 (See Item 5.)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,789,173 (See Item 5.)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9% (See Item 5.)

   14    TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 691471 10 6


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TPG Parallel II, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) | |

    3

    4    SOURCE OF FUNDS*

         WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                        7    SOLE VOTING POWER

   NUMBER OF            8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                8,789,173 (See Item 5.)
   OWNED BY
EACH REPORTING          9    SOLE DISPOSITIVE POWER
    PERSON
     WITH               10   SHARED DISPOSITIVE POWER

                             8,789,173 (See Item 5.)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,789,173 (See Item 5.)

   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9% (See Item 5.)

   14    TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 691471 10 6


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TPG Investors II, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) | |

    3

    4    SOURCE OF FUNDS*
         WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                        7    SOLE VOTING POWER
   NUMBER OF
    SHARES              8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  8,789,173 (See Item 5.)
EACH REPORTING
    PERSON              9    SOLE DISPOSITIVE POWER
     WITH
                        10   SHARED DISPOSITIVE POWER

                             8,789,173 (See Item 5.)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,789,173 (See Item 5.)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9% (See Item 5.)

   14    TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed on March 5, 1998, as amended (the "Schedule"), by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC, TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

                  Items 3, 4, 5 and 6 of the Schedule are hereby amended and supplemented by adding thereto the following:

                  On December 22, 2000, the Company consummated the transactions contemplated by the Repurchase Agreement pursuant to which, inter alia, (a) as part of the Repurchase, the Company purchased from the TPG Parties 62,873.36455 shares of Series D Preferred Stock and 9,234,828.01037 Series A Warrants for an aggregate purchase price of $176,000,998.73 and (b) as part of the Exchange, the TPG Parties exchanged 134,981.19471 shares of Series D Preferred Stock and 21,026.62087 shares of Series E Preferred Stock for 8,789,173 shares of Common Stock by exercising the TPG Parties' Exchange Warrants and delivering to the Company the TPG Parties' Exchange Preferred in payment of the exercise price of such Exchange Warrants.

                  Following the Exchange and Repurchase, the TPG Parties beneficially own in the aggregate 8,789,173 shares of Common Stock, representing approximately 8.94% of the Company's outstanding shares of Common Stock, and no Warrants, Series D Preferred Stock or Series E Preferred Stock. This calculation is based on the information provided to the TPG Parties by the Company that as of December 22, 2000, 98,296,246 shares of Common Stock were outstanding.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  January 5, 2001

                                          TPG PARTNERS II, L.P.

                                          By:  TPG GenPar II, L.P.
                                               its General Partner

                                          By:  TPG Advisors II, Inc.
                                               its General Partner

                                          By: /s/ Richard A. Ekleberry
                                              --------------------------------
                                          Name: Richard A. Ekleberry
                                          Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  January 5, 2001

                                          TPG PARALLEL II, L.P.

                                          By:  TPG GenPar II, L.P.
                                               its General Partner

                                          By:  TPG Advisors II, Inc.
                                               its General Partner

                                          By: /s/ Richard A. Ekleberry
                                              --------------------------------
                                          Name: Richard A. Ekleberry
                                          Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  January  5, 2001

                                          TPG INVESTORS II, L.P.

                                          By:  TPG GenPar II, L.P.
                                               its General Partner

                                          By:  TPG Advisors II, Inc.
                                               its General Partner

                                          By: /s/ Richard A. Ekleberry
                                              --------------------------------
                                          Name: Richard A. Ekleberry
                                          Title: Vice President

                                  EXHIBIT INDEX
                                  -------------


                              Exhibit                                       Page
                              -------                                       ----

1.   Joint Filing Agreement, dated as of March 4, 1998 among TPG              *
     Partners II, L.P., TPG Oxford LLC, TPG Parallel II, L.P. and TPG
     Investors II, L.P.

2.   Investment Agreement, dated as of February 23, 1998 by and               *
     between TPG Oxford LLC and Oxford Health Plans, Inc.

3.   Certificate of Designations of Series A Cumulative Preferred             *
     Stock (attached as Exhibit A to the Investment Agreement).

4.   Form of Series A Warrant Certificate (attached as Exhibit B to           *
     the Investment Agreement).

5.   Certificate of Designations of Series B Cumulative Preferred             *
     Stock (attached as Exhibit C to the Investment Agreement).

6.   Form of Series B Warrant Certificate (attached as Exhibit D to           *
     the Investment Agreement).

7.   Certificate of Designations of Series C Participating Preferred          *
     Stock (attached as Exhibit E to the Investment Agreement).

8.   Registration Rights Agreement, dated as of February 23, 1998 by          *
     and between Oxford Health Plans, Inc. and TPG Oxford LLC.

9.   Assignment Agreement, dated as of April 23, 1998, by and among           *
     TPG Oxford LLC and the DLJ Entities.

10.  Assignment Agreement, dated as of April 28, 1998, by and between         *
     TPG Oxford LLC and Oxford Acquisition Corp.

11.  Assignment Agreement, dated as of April 28, 1998, by and between         *
     TPG Oxford LLC and Chase Equity Associates, L.P.

12.  Assignment Agreement, dated as of August 21, 1998 by and between         *
     TPG Oxford LLC and TPG Partners II, L.P.

13.  Amendment No. 3 to Investment Agreement, dated as of November 19,        *
     1998

14.  Share Exchange Agreement, dated as of February 13, 1999 by and           *
     between TPG Partners II, L.P., TPG Parallel II, L.P., TPG
     Investors II, L.P., Chase Equity Associates, L.P., Oxford
     Acquisition Corp., the DLJ Entities and Oxford Health Plans, Inc.

15.  Certificate of Designations of Series D Cumulative Preferred             *
     Stock

16.  Certificate of Designations of Series E Cumulative Preferred             *
     Stock

17.  Exchange and Repurchase Agreement dated as of October 25, 2000,          *
     by and between TPG Partners II, L.P., TPG Parallel II, L.P., TPG
     Investors II, L.P., Chase Equity Associates, L.P., Oxford
     Acquisition Corp., the DLJ Entities and Oxford Health Plans, Inc.

*    Previously filed